Exhibit 99.1
Navios Maritime Acquisition Corporation Reports Financial Results for Q2 2011 and Six Months
Ended June 30, 2011
•	Quarterly dividend of $0.05 per share

•	Revenue of $26.0 million for Q2 2011

•	Adjusted EBITDA of $15.6 million for Q2 2011

•	Operational fleet increased by 12 vessels since Q2 2010
PIRAEUS, GREECE—(Marketwire — Aug 17, 2011) — Navios Maritime Acquisition Corporation (NYSE:NNA), Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE: NNA), an owner and operator of tanker vessels, today reported its financial results for the second quarter and six months ended June 30, 2011.
Angeliki Frangou, Chairman and Chief Executive Officer of Navios Acquisition, stated, “We have taken advantage of opportunity during a difficult period to build a robust tanker enterprise. As a sign of our continued confidence in the Company’s cash flow, we announced another quarterly dividend of $.05 per share.”
Ms. Frangou continued, “We are no longer a concept company. We have a modern, diverse tanker fleet of 26 vessels and are rapidly making our mark on a global scale. Thirteen vessels, half of our fleet, are operating and generating revenue and we expect to add two more new build product tankers this year. Our fleet, even in depressed market conditions, can operate well above break-even until 2016, when our first significant debt maturity arises. As a result, we can patiently await for our investment thesis in product tankers to mature.”
HIGHLIGHTS — RECENT DEVELOPMENTS
Dividend of $0.05 per share of common stock
On August 12, 2011, the Board of Directors of Navios Acquisition declared a quarterly cash dividend for the second quarter of 2011 of $0.05 per share of common stock. The dividend is payable on October 5, 2011 to stockholders of record as of September 22, 2011. The declaration and payment of any further dividends remains subject to the discretion of the Board and will depend on, among other things, Navios Acquisition’s cash requirements as measured by market opportunities and restrictions under its credit agreements and other debt obligations and such other factors as the Board may deem advisable.
Fleet developments
Acquisition of two MR2 Product Tankers
On July 12, 2011, Navios Acquisition took delivery of the Bull, a 2009-built MR2 product tanker of 50,542 dwt. On July 18, 2011, Navios Acquisition took delivery of the Buddy, a 2009-built MR2 product tanker of 50,470 dwt. Both vessels are employed under long-term charter-out contracts with a remaining term of approximately three years at $22,490 net per day for the first year and $21,503 net per day for the remaining charter-out period. The acquisition of each vessel was financed through $15.0 million of cash and $27.4 million of debt.
Delivery of the VLCC tanker Shinyo Kieran
On June 8, 2011, Navios Acquisition took delivery of a very large crude carrier (“VLCC”) tanker of 297,066 dwt, the Shinyo Kieran, from a Chinese shipyard, for a total cost of $118.9 million. The vessel is chartered out for 15 years at a net rate of $48,153 per day with profit sharing.
Exercise of option to acquire two 75,000 dwt LR1 new build vessels
On July 1, 2011, Navios Acquisition exercised its options to acquire two 75,000 dwt LR1 new build vessels, currently under construction in a South Korean shipyard with scheduled deliveries of one vessel in the fourth quarter of 2012 and one vessel in the first quarter of 2013, respectively. The contract price of each of the new build vessels is $40.5 million.

Financing Activities
Credit Facility
On July 8, 2011, Navios Acquisition entered into a loan agreement with ABN AMRO of up to $55.1 million (divided into two equal tranches) to partially finance the acquisition costs of two MR2 product tanker vessels. The total amount drawn as of August 12, 2011 was $54.8 million. Each tranche of the facility is repayable in 12 quarterly instalments of $0.75 million each and 12 quarterly instalments of $0.57 million each with a final balloon payment of $11.6 million to be repaid on the last repayment date. The repayment of each tranche starts in October 2011. It bears interest at a rate of LIBOR plus 325 bps. The loan also requires compliance with certain financial covenants.
Additional Mortgage Note Issuance
On May 26, 2011, Navios Acquisition and Navios Acquisition Finance (US) Inc., its wholly owned finance subsidiary, completed the sale of $105.0 million of 8 ⅝% first priority ship mortgage notes due 2017 (the “Additional Notes”) at 102.25% plus accrued interest from May 1, 2011. The Additional Notes are identical to the $400.0 million of notes issued in October 2010 (the “Existing Notes”) and are secured by first priority ship mortgages on seven VLCC vessels (including the VLCC that was delivered in June 2011) owned by certain subsidiary guarantors. The net proceeds of the offering of $105.4 million were used to partially finance the acquisition of the VLCC Shinyo Kieran delivered on June 8, 2011 and to repay the $80.0 million revolving credit facility with Marfin Egnatia Bank.
FINANCIAL HIGHLIGHTS
For the following results and the selected financial data presented herein, Navios Acquisition has compiled consolidated statement of income for the three and six month periods ended June 30, 2011 and 2010. The quarterly and six month information for 2011 and 2010 was derived from the unaudited condensed consolidated financial statements for the respective periods.

	Three Month	Three Month
	Period ended June	Period ended June	Six Month Period	Six Month Period
	30, 2011	30, 2010	ended June 30,	ended June 30, 2010
(Expressed in thousands of U.S. dollars)	(unaudited)	(unaudited)	2011 (unaudited)	(unaudited)
Revenue	$26,017	$26	$51,147	$26
Net loss	$(3,199)	$(2,309)	$(3,605)	$(2,606)
Adjusted Net loss[1]	$(2,264)	$(169)	$(2,670)	$(466)
EBITDA	$14,656	$(2,293)	$30,708	$(2,621)
Adjusted EBITDA[1]	$15,591	$(153)	$31,643	$(481)
Loss per share (basic and diluted)	$(0.07)	$(0.08)	$(0.07)	$(0.09)
Adjusted Loss per share (basic and diluted)	$(0.05)	$(0.01)	$(0.05)	$(0.02)

(1)	Adjusted Net loss, Adjusted EBITDA and Adjusted Loss per share (basic and diluted) for the three and six month period ended June 30, 2011, exclude $0.9 million of non-cash charges related to the write-off of deferred finance costs incurred in connection with the cancellation of committed credit.
Adjusted Net loss, Adjusted EBITDA and Adjusted Loss per share (basic and diluted) for the three and six month period ended June 30, 2010, exclude $2.1 million of share based compensation.
EBITDA, Adjusted EBITDA, Adjusted Net loss and Adjusted Loss per share are non-US GAAP financial measures and should not be used in isolation or substitution for Navios Acquisition’s results (see Exhibit II for reconciliation of EBITDA and Adjusted EBITDA to net cash provided by operating activities).
Three month periods ended June 30, 2011 and 2010
Revenue for the three month period ended June 30, 2011 was $26.0 million at a time charter equivalent (“TCE”) rate of $29,322. Following the delivery of a VLCC tanker, the Shinyo Kieran, on June 8, 2011, Navios Acquisition had 887 available days. Revenue was adversely affected by the scheduled dry dock of one VLCC tanker. There were two available days in the comparative period of 2010.

Net loss for the three month period ended June 30, 2011 amounted to $3.2 million compared to a $2.3 million loss for the three month period ended June 30, 2010. The $3.2 million loss for the three month period ended June 30, 2011 was due to: (a) $8.0 million of management fees; (b) $8.3 million of depreciation and amortization; (c) $10.0 million of interest expenses and finance cost; (d) $0.9 million of general and administrative expenses; (e) $1.0 million of time charter expenses; (f) $0.9 million of write-off of deferred finance costs; and (g) $0.5 million of other expenses. The $29.6 million of expenses were partially offset by: (i) $26.0 million of revenue; and (ii) $0.4 million of interest income.

Adjusted EBITDA for the three month period ended June 30, 2011 was $15.6 million as a result of the $26.0 million of revenue from vessel operations which was partially offset by: (a) $8.0 million of management expenses; (b) $1.0 million of time charter expenses; (c) $0.9 million of general and administrative expenses; and (d) $0.5 million of other net expenses.
During the three month period ended June 30, 2010, Navios Acquisition had two available days and revenue below $0.1 million.
Net loss for the three month period ended June 30, 2010, was $2.3 million as a result of: (a) $2.1 million related to share based compensation of our officers and directors; (b) $0.2 million of general and administrative expenses; and (c) $0.2 million of interest expenses and finance cost, partially offset by $0.2 million interest income. Adjusted EBITDA for the three month period ended June 30, 2010 was $0.2 million loss as a result of $0.2 million of general and administrative expenses and $0.2 million of interest expenses and finance cost, partially offset by $0.2 million of interest income.
Six month periods ended June 30, 2011 and 2010
Revenue for the six month period ended June 30, 2011 was $51.1 million at a TCE rate of $29,045. Following the delivery of a VLCC tanker, the Shinyo Kieran, on June 8, 2011, Navios Acquisition had 1,761 available days. Revenue was adversely affected by the scheduled dry dock of one VLCC tanker. There were two available days in the comparative period of 2010.
Net loss for the six month period ended June 30, 2011 amounted to $3.6 million compared to a $2.6 million loss for the six month period ended June 30, 2010. The $3.6 million loss for the six month period ended June 30, 2011 was due to: (a) $15.6 million of management fees; (b) $16.3 million of depreciation and amortization; (c) $18.9 million of interest expenses and finance cost; (d) $1.9 million of general and administrative expenses; (e) $1.4 million of time charter expenses; (f) $0.9 million of write-off of deferred finance costs; and (g) $0.6 million of other expenses. The $55.6 million of expenses were partially offset by: (i) $51.1 million of revenue; and (ii) $0.9 million of interest income. Adjusted EBITDA for the six month period ended June 30, 2011 was $31.6 million as a result of the $51.1 million of revenue from vessel operations which was partially offset by: (a) $15.6 million of management expenses; (b) $1.4 million of time charter expenses; (c) $1.9 million of general and administrative expenses; and (d) $0.6 million of other net expenses.
During the six month period ended June 30, 2010, Navios Acquisition had two available days and revenue below $0.1 million.
Net loss for the six month period ended June 30, 2010 was $2.6 million as a result of: (a) $2.1 million related to share based compensation of our officers and directors; (b) $0.5 million of general and administrative expenses; and (c) $0.3 million of interest expenses and finance cost, partially offset by $0.3 million of interest income.
Adjusted EBITDA for the six month period ended June 30, 2010 was a $0.5 million loss as a result of $0.5 million of general and administrative expenses and $0.3 million of interest expenses and finance cost, partially offset by $0.3 million of interest income.
Time Charter Coverage
As of August 17, 2011, Navios Acquisition had contracted 98.1%, 62.7% and 38.6% of its available days on a charter-out basis for 2011, 2012 and 2013, respectively, equivalent to $123.4 million, $133.1 million and $125.2 million of revenue, respectively. The average contractual daily charter-out rate for the fleet is $29,621, $32,503 and $34,318 for 2011, 2012 and 2013, respectively.

Fleet Employment Profile
The following table reflects certain key indicators indicative of the performance of Navios Acquisition and its core fleet for the three and six month period ended June 30, 2011.

	Three Month	Three Month	Six Month	Six Month
	Period ended	Period ended	Period ended	Period ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Available Days[1]	887	2	1,761	2
Operating Days[2]	876	2	1,719	2
Fleet Utilization[3]	98.8%	100.0%	97.6%	100.0%
Time Charter Equivalent (per day)[4]	$29,322	$17,000	$29,045	$17,000
Vessels operating at period end	11	1	11	1

(1)	Available days: Available days is the total number of days a vessel is controlled by a company less the aggregate number of days that the vessel is off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

(2)	Operating days: Operating days is the number of available days in a period less the aggregate number of days that the vessels are off-hire due to any reason, including lack of demand or unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(3)	Fleet utilization: Fleet utilization is obtained by dividing the number of operating days during a period by the number of available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

(4)Time Charter Equivalent: Time Charter Equivalent (“TCE”) rates are defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The TCE rate is a standard shipping industry performance measure used primarily to present the actual daily earnings generated by vessels on various types of charter contracts for the number of available days of the fleet.
Conference Call, Webcast and Presentation Details:
As previously announced, Navios Acquisition will host a conference call today, Wednesday, August 17, 2011 at 8:30 am ET, at which time Navios Acquisition’s senior management will provide highlights and commentary on the results of the second quarter and six months ended June 30, 2011.
US Dial In: +1.877.480.3873
International Dial In: +1.404.665.9927
Conference ID: 8514 5794
The conference call replay will be available shortly after the live call and remain available for one week at the following numbers:
US Replay Dial In: +1.855.859.2056
International Replay Dial In: +1.404.537.3406
Conference ID: 8514 5794
The call will be simultaneously Webcast. The Webcast will be available on the Navios Acquisition website, www.navios-acquisition.com, under the “Investors” section. The Webcast will be archived and available at the same Web address for two weeks following the call.

A supplemental slide presentation will be available on the Navios Acquisition website atwww.navios-acquisition.com under the “Investors” section at 7:45 am ET on the day of the call.
About Navios Acquisition
Navios Acquisition (NYSE: NNA) is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals. For more information about Navios Acquisition, please visit our website: www.navios-acquisition.com.
Forward Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Acquisition’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. Although Navios Acquisition believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Acquisition. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for crude oil, product and chemical tanker vessels, competitive factors in the market in which Navios Acquisition operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Acquisition’s filings with the Securities and Exchange Commission. Navios Acquisition expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Acquisition’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

EXHIBIT I
NAVIOS MARITIME ACQUISITION CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of U.S. Dollars — except share data)

	June 30,	December 31,
	2011	2010
ASSETS
Current assets
Cash and cash equivalents	$40,551	$61,360
Restricted cash	24,556	15,012
Accounts receivable, net	5,204	4,479
Prepaid expenses and other current assets	321	351

Total current assets	70,632	81,202

Vessels, net	665,739	529,659
Deposits for vessels acquisitions	208,854	296,690
Deferred financing costs, net	18,834	18,178
Goodwill	1,579	1,579
Intangible assets — other than goodwill	56,874	58,992
Restricted cash long term portion	9,079	18,787
Deferred dry docking cost	2,221	—

Total non-current assets	963,180	923,885

Total assets	$1,033,812	$1,005,087

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$591	$3,454
Dividend payable	2,421	2,421
Accrued expenses	12,846	9,219
Due to related parties	16,127	6,080
Loans due to related party	6,391	—
Deferred revenue	2,513	2,765
Current portion of long term debt	6,586	5,086

Total current liabilities	47,475	29,025

Long-term debt, net of current portion	735,838	704,332
Loans due to related parties	—	12,391
Unfavorable lease terms	5,270	5,611

Total non-current liabilities	741,108	722,334

Total liabilities	788,583	751,359

Commitments and contingencies	—	—
Stockholders’ equity
Preferred stock, $0.0001 par value; 10,000,000 shares authorized (1,000,000 as of December 31, 2010); 4,540 and 3,540 issued and outstanding as of June 30, 2011 and December 31, 2010, respectively	—	—
Common stock, $0.0001 par value; 250,000,000 shares authorized (100,000,000 as of December 31, 2010); 40,734,572 and 48,410,572 issued and outstanding as of June 30, 2011 and December 31, 2010, respectively	4	5
Additional paid-in capital	261,976	266,870
Accumulated Deficit	(16,751)	(13,147)

Total stockholders’ equity	245,229	253,728

Total liabilities and stockholders’ equity	$1,033,812	$1,005,087

NAVIOS MARITIME ACQUISITION CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Expressed in thousands of U.S. dollars- except share and per share data)

	For the Three	For the Three	For the Six	For the Six
	Months	Months	Months	Months
	Ended	Ended	Ended	Ended
	June	June	June	June
	30, 2011	30, 2010	30, 2011	30, 2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue	$26,017	$26	$51,147	$26
Time charter expenses	(963)	—	(1,390)	—
Management fees	(8,056)	(14)	(15,640)	(14)
General and administrative expenses	(889)	(203)	(1,915)	(546)
Share based compensation	—	(2,140)	—	(2,140)
Write-off of deferred finance costs	(935)	—	(935)	—
Depreciation and amortization	(8,297)	(4)	(16,341)	(4)
Interest income	417	238	897	269
Interest expenses and finance cost, net	(9,976)	(250)	(18,869)	(250)
Other income/(expense), net	(517)	38	(559)	53

Net loss	$(3,199)	$(2,309)	$(3,605)	$(2,606)

Net loss attributable to common shareholders	(2,700)	(2,309)	(3,132)	(2,606)

Net loss per share, basic	$(0.07)	$(0.08)	$(0.07)	$(0.09)

Weighted average number of shares, basic	39,356,450	27,880,741	43,130,837	29,742,527

Net loss per share, diluted	$(0.07)	$(0.08)	$(0.07)	$(0.09)

Weighted average number of shares, diluted	39,356,450	27,880,741	43,130,837	29,742,527

NAVIOS MARITIME ACQUISITION CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. dollars)

	For the Six	For the Six
	Months	Months
	Ended	Ended
	June 30, 2011	June 30, 2010
	(unaudited)	(unaudited)
Operating Activities
Net loss	$(3,605)	$(2,606)
Adjustments to reconcile net loss to net cash provided by / (used in) operating activities:
Depreciation and amortization	16,341	4
Amortization of deferred finance costs	866	—
Write-off of deferred finance costs	935
Share based compensation	—	2,140
Changes in operating assets and liabilities:
Decrease in prepaid expenses	30	53
Increase in accounts receivable	(725)	(62)
Decrease in restricted cash	11	—
(Decrease) / increase in accounts payable	(2,863)	344
Increase in accrued expenses	3,627	2,627
Increase in capitalized dry docking expense	(2,221)	—
Increase in due to related parties	10,047	88
Decrease in deferred revenue	(252)	—

Net cash provided by operating activities	$22,191	$2,588

Investing Activities
Cash paid for net assets acquired net of cash assumed	—	(76,428)
Acquisition of vessels	(33,258)	(39,308)
Deposits for vessel acquisition	(29,076)	(2,072)
Restricted cash	778	—
Release from trust account	—	251,493

Net cash (used in)/ provided by investing activities	$(61,556)	$133,685

Financing Activities
Loan proceeds, net of deferred finance cost and net of premium	112,619	23,755
Deferred underwriter’s fee	—	(8,855)
Loan repayment to related party	(6,000)	(99,312)
Loan repayments	(82,543)	—
Dividend paid	(4,895)	—
Restricted cash	(625)	—

Net cash provided by/ (used in) financing activities	$18,556	$(84,412)

Net increase in cash and cash equivalents	(20,809)	51,861
Cash and cash equivalents, beginning of year	61,360	87

Cash and cash equivalents, end of period	$40,551	$51,948

EXHIBIT II
Reconciliation of EBITDA and Adjusted EBITDA to Net Cash provided by Operating Activities
(Expressed in thousands of U.S. dollars)

	Three Month	Three Month	Six Month	Six Month
	Period	Period	Period	Period
	Ended	Ended	Ended	Ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Expressed in thousands of U.S. dollars
Net cash provided by operating activities	$3,442	2,966	$22,191	2,588
Net increase/ (decrease) in operating assets	3,774	(13)	684	9
Net increase in operating liabilities	(2,920)	(3,118)	(10,559)	(3,059)
Net interest cost	9,559	12	17,972	(19)
Share based compensation	—	(2,140)	—	(2,140)
Deferred finance costs	(485)	—	(866)	—
Capitalized Dry dock costs	2,221	—	2,221	—
Write-off of deferred finance costs	(935)	—	(935)	—

EBITDA	$14,656	(2,293)	$30,708	$(2,621)
Share based compensation	—	2,140	—	2,140
Write-off of deferred finance costs	935	—	935	—

Adjusted EBITDA	$15,591	(153)	$31,643	$(481)
Disclosure of Non-GAAP Financial Measures
EBITDA
EBITDA represents net loss plus interest expenses and finance costs plus depreciation and amortization and income taxes. EBITDA is included because it is used by certain investors to measure a company’s financial performance. EBITDA is a “non-GAAP financial measure” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.
Management believes EBITDA provides additional information with respect to Navios Acquisition’s ability to satisfy its obligations including debt service, capital expenditures and working capital requirements. While EBITDA is frequently used as a measure of operating results and the ability to meet debt service requirements, the definition of EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.
Adjusted EBITDA
Adjusted EBITDA represents net loss plus interest expenses and finance costs plus depreciation and amortization, income taxes plus write-off of deferred finance costs and share based compensation. Adjusted EBITDA for the three and six month period ended June 30, 2011, represents EBITDA plus the write-off of $0.9 million of the deferred finance costs that were incurred in connection with the cancellation of committed credit.
Adjusted EBITDA for the three and six month period ended June 30, 2010 represented EBITDA plus $2.1 million of share based compensation.
Management believes that Adjusted EBITDA is useful in evaluating Navios Acquisition’s performance and liquidity position because the calculation of Adjusted EBITDA generally eliminates the accounting effect of one-off items.

EXHIBIT III

		Built/Delivery		Net Charter		Expiration
Vessels	Type	Date	DWT	Rate(1)	Profit Share	Date(2)
Owned Vessels
Colin Jacob	LR1 Product Tanker	2007	74,671	17,000	50/50 above $17,000	June 2013
Ariadne Jacob	LR1 Product Tanker	2007	74,671	17,000	50/50 above $17,000	July 2013
Nave Cosmos	Chemical Tanker	2010	25,130	11,213	60%/40%	February 2012
Nave Polaris	Chemical Tanker	2011	25,145	11,213	60%/40%	January 2012
Shinyo Splendor	VLCC	1993	306,474	38,019	None	May 2014
Shinyo Navigator	VLCC	1996	300,549	42,705	None	December 2016
C. Dream	VLCC	2000	298,570	29,625(3)	50% above $30,000	March 2019
					40% above $40,000
Shinyo Ocean	VLCC	2001	281,395	38,400	50% above $43,500	January 2017
Shinyo Kannika	VLCC	2001	287,175	38,025	50% above $44,000	February 2017
Shinyo Saowalak	VLCC	2010	298,000	48,153	35% above $54,388	June 2025
					40% above 59,388
					50% above 69,388
Shinyo Kieran	VLCC	2011	297,066	48,153	35% above $54,388	June 2026
					40% above $59,388
					50% above $69,388
Buddy	MR2 Product Tanker	2009	50,470	22,490	None	October 2012
				21,503	None	October 2014

Bull	MR2 Product Tanker	2009	50,542	22,490	None	September 2012
				21,503	None	September 2014
Owned Vessels to be Delivered
TBN	LR1	Q4 2011	75,000
TBN	LR1	Q4 2011	75,000
TBN	LR1	Q3 2012	75,000
TBN	LR1	Q4 2012	75,000
TBN	MR2	Q1 2012	50,000
TBN	MR2	Q2 2012	50,000
TBN	MR2	Q3 2012	50,000
TBN	MR2	Q3 2012	50,000
TBN	MR2	Q4 2012	50,000
TBN	MR2	Q4 2012	50,000
TBN	MR2	Q4 2012	50,000
TBN	LR1	Q4 2012	75,000
TBN	LR1	Q1 2013	75,000

(1)	Net time charter-out rate per day (net of commissions).

(2)	Estimated dates assuming midpoint of redelivery of charterers.

(3)	Vessel sub chartered at $34,843/day until third quarter 2012.
Contact Information
• Public & Investor Relations Contact:
Navios Maritime Acquisition Corporation
+1.212.906.8644
info@navios-acquisition.com